Via Facsimile and U.S. Mail
Mail Stop 6010

June 11, 2009

Mark J. Stockslager
Chief Financial Officer
Sunlink Health Systems, Inc.
900 Circle 75 Parkway
Suite 1120
Atlanta, GA 30339

**Re: Sunlink Health Systems Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed September 26, 2008
File No. 1-12607**

Dear Mr. Stockslager:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief